Confidential Treatment Requested by Univar Inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING

PLACEHOLDER “[***]”

May 27, 2015

VIA EDGAR AND HAND DELIVERY

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Univar Inc.

       Amendment No. 4 to Registration Statement on Form S-1

       Filed April 28, 2015

       File No. 333-197085

Dear Ms. Long:

As discussed with Leland Benton on May 20, 2015, we supplementally submit on behalf of Univar Inc. (the “Company”) the attached pages in Annex A related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”). The attached pages supplement and update the response letter submitted on May 26, 2015 regarding the oral comments given to the Company by Leland Benton on May 20, 2015.

Because of the sensitive nature of the negotiations with [***] and the financial information of Key Chemical, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Securities and Exchange Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached pages to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 909-6036.

Regards,

/s/Steven J. Slutzky

Steven J. Slutzky

Enclosure

Confidential Treatment Requested by Univar Inc.

Under 17 C.F.R. § 200.83

Annex A

[***]

Confidential Treatment Requested by Univar Inc.

Under 17 C.F.R. § 200.83